Exhibit 99.1

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MARCH 31, 2014

(Unaudited)

Condensed Consolidated Balance Sheets

(Unaudited)
	March 31,	December 31,
(millions of US$)	2014	2013

Assets
Current
Cash and cash equivalents (note 22)	532	364
Accounts receivable	1,172	1,117
Risk management (note 16)	13	17
Income and other taxes receivable	58	52
Restricted cash (note 8)	102	121
Inventories	141	137
Prepaid expenses	19	14
Assets held for sale (note 4)	87	776
	2,124	2,598
Other assets (note 7)	175	160
Restricted cash (note 8)	97	94
Investments (note 5)	1,380	1,204
Risk management (note 16)	23	20
Goodwill (note 6)	570	575
Property, plant and equipment (note 9)	9,678	9,752
Exploration and evaluation assets (note 9)	3,060	3,165
Deferred tax assets	1,659	1,593
	16,642	16,563
Total assets	18,766	19,161

Liabilities
Current
Bank indebtedness	17	13
Accounts payable and accrued liabilities	1,905	1,835
Current portion of Yme removal obligation (note 8)	102	121
Risk management (note 16)	120	101
Income and other taxes payable	112	155
Loans from joint ventures (note 5)	306	288
Current portion of long-term debt (note 13)	5	882
Liabilities associated with assets held for sale (note 4)	51	160
	2,618	3,555
Decommissioning liabilities (note 11)	1,664	1,727
Yme removal obligation (note 8)	134	131
Other long-term obligations (note 14)	266	246
Risk management (note 16)	20	37
Long-term debt (note 13)	4,360	4,357
Deferred tax liabilities	715	553
	7,159	7,051

Contingencies and commitments (note 17)

Shareholders' equity
Common shares (note 15)	1,759	1,723
Preferred shares (note 15)	191	191
Contributed surplus	114	135
Retained earnings	6,114	5,695
Accumulated other comprehensive income	811	811
	8,989	8,555
Total liabilities and shareholders' equity	18,766	19,161

See accompanying notes.

Condensed Consolidated Statements of Income (Loss)

(Unaudited)
	Three months ended March 31,
(millions of US$)	2014	2013

Revenue
Sales	1,287	1,098
Other income (note 18)	48	27
Income (loss) from joint ventures and associates, after tax (note 5)	6	(2)
Total revenue and other income	1,341	1,123

Expenses
Operating	361	329
Transportation	49	51
General and administrative	105	103
Depreciation, depletion and amortization	469	421
Impairment (note 10)	130	7
Dry hole	16	-
Exploration	52	75
Finance costs (note 12)	91	78
Share-based payments expense (recovery) (note 15)	(32)	22
Loss on held-for-trading financial instruments (note 16)	60	80
Gain on disposals (note 4)	(559)	-
Other, net (note 19)	8	6
Total expenses	750	1,172
Income (loss) before taxes	591	(49)
Income taxes (note 20)
Current income tax	131	147
Deferred income tax (recovery) expense	(31)	17
	100	164
Net income (loss)	491	(213)

Per common share (US$):
Net income (loss)	0.47	(0.21)
Diluted net income (loss)	0.43	(0.21)
Weighted average number of common shares outstanding (millions)
Basic	1,032	1,027
Diluted	1,039	1,031

See accompanying notes.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)
Three months ended March 31,
(millions of US$)	2014	2013

Net income (loss)	491	(213)

Actuarial gains (losses) relating to pension and other post-employment benefits1	-	3
Other comprehensive income (loss) not being reclassified to net income or loss in subsequent periods	-	3
Comprehensive income (loss)	491	(210)
1. Net of tax of $nil (2013 - $3 million)

See accompanying notes.

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)
Three months ended March 31,
(millions of US$)	2014	2013

Common shares (note 15)
Balance at beginning of period	1,723	1,639
Issued on exercise of stock options	5	25
Shares released from trust for long-term PSU plan	31	44
Balance at end of period	1,759	1,708

Preferred shares (note 15)
Balance at beginning of period	191	191
Issued	-	-
Balance at end of period	191	191

Contributed surplus
Balance at beginning of period	135	121
Settlement of long-term PSU plan grant	(31)	(44)
Share-based payments	10	15
Balance at end of period	114	92

Retained earnings
Balance at beginning of period	5,695	7,148
Net income (loss)	491	(213)
Actuarial gains transferred to retained earnings	-	3
Common share dividends (note 15)	(70)	(70)
Preferred share dividends (note 15)	(2)	(2)
Balance at end of period	6,114	6,866

Accumulated other comprehensive income
Balance at beginning of period	811	811
Other comprehensive income	-	3
Actuarial gains transferred to retained earnings	-	(3)
Balance at end of period	811	811

See accompanying notes.

Condensed Consolidated Statements of Cash Flows

(Unaudited)
Three months ended March 31,
(millions of US$)	2014	2013

Operating activities
Net income (loss)	491	(213)
Add: Finance costs (cash and non-cash) (note 12)	91	78
Items not involving cash (note 21)	(7)	487
	575	352
Changes in non-cash working capital	(104)	(21)
Cash provided by operating activities	471	331

Investing activities
Capital expenditures
Exploration, development and other	(547)	(569)
Proceeds of resource property dispositions (note 4)	1,340	-
Yme removal obligation, net of settlement (note 8)	16	282
Restricted cash, net of settlement (note 8)	(16)	(245)
Investments	-	(7)
Loan to joint venture, net of repayments (note 5)	(172)	(70)
Changes in non-cash working capital	50	(84)
Cash provided by (used in) investing activities	671	(693)

Financing activities
Long-term debt repaid (note 13)	(877)	-
Long-term debt issued	-	93
Loans from joint ventures, net of repayments (note 5)	18	110
Common shares issued (note 15)	4	16
Finance costs (note 12)	(76)	(70)
Common share dividends (note 15)	(70)	(70)
Preferred share dividends (note 15)	(2)	(2)
Deferred credits and other	7	(9)
Changes in non-cash working capital	15	18
Cash (used in) provided by financing activities	(981)	86
Effect of translation on foreign currency cash and cash equivalents	3	(1)
Net increase (decrease) in cash and cash equivalents	164	(277)
Cash and cash equivalents net of bank indebtedness, beginning of period	351	553
Cash and cash equivalents net of bank indebtedness, end of period	515	276

Cash and cash equivalents	532	319
Bank indebtedness	(17)	(43)
Cash and cash equivalents net of bank indebtedness, end of period	515	276

See accompanying notes.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)
(tabular amounts in millions of US dollars, except as noted)

1. CORPORATE INFORMATION
Talisman Energy Inc. (‘Talisman’ or ‘the Company’) is a public company incorporated pursuant to the laws of Canada and domiciled in Alberta, Canada, with common shares listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ‘TLM’. The registered office is located at Suite 2000, 888 – 3rd Street SW, Calgary, Alberta, Canada, T2P 5C5.

The Company is in the business of exploration, development, production and marketing of crude oil, natural gas and natural gas liquids (NGLs).

The interim condensed Consolidated Financial Statements as at and for the three month period ended March 31, 2014 were approved by the Audit Committee on May 6, 2014.

2. BASIS OF PREPARATION
These interim condensed Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). Certain information and disclosures required to be included in notes to annual Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations of the International Financial Reporting Interpretations Committee (IFRIC), as issued by the IASB, have been condensed or omitted.

The interim condensed Consolidated Financial Statements should be read in conjunction with the audited annual Consolidated Financial Statements as at and for the year ended December 31, 2013 and the notes thereto.

These interim condensed Consolidated Financial Statements were prepared on a going concern basis, under the historical cost convention, except for certain financial assets and liabilities measured at fair value through the condensed Consolidated Statement of Income (Loss).

3. SIGNIFICANT ACCOUNTING POLICIES
a) Accounting Policies Used
The interim condensed Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the audited annual Consolidated Financial Statements as at and for the year ended December 31, 2013, except for adoption of the following new standards and interpretations effective as of January 1, 2014:

Offsetting Financial Assets and Financial Liabilities
•
IAS 32 Offsetting Financial Assets and Financial Liabilities - Financial Instruments Presentation.  The amended standard requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement.  The scope includes derivatives, sale and repurchase agreements and reverse sale and repurchase agreements and securities borrowing and securities lending agreements.  The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014 and require retrospective application. As the Company is not netting any significant amounts related to financial instruments and does not have any significant offsetting arrangements, the amendment does not have an impact on the Company’s financial statements.

Impairment of Assets
•
IAS 36 Impairment of Assets – Amendments to IAS 36. The amended standard requires entities to disclose the recoverable amount of an impaired Cash Generating Unit (CGU). The amendments to IAS 36 are effective for annual periods beginning on or after January 1, 2014 and require retrospective application. This standard does not have an impact on the Company’s financial position or performance.

Levies
•
IFRIC 21 Levies- Interpretation of IAS 37 Provisions, contingent liabilities and assets: IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event. The interpretation clarifies that the obligation that gives rise to the liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The Company reviewed payments considered to be levies and concluded that the application of the standard does not have a significant impact of the Company.

b) Accounting Pronouncements Not Yet Adopted
The Company continues to assess the impact of adopting the pronouncements from the IASB as described below:

Financial Instruments
•
IFRS 9 Financial Instruments: IFRS 9 sets out requirements for the classification and measurement of financial assets in November 2009, and was updated in October 2010 to incorporate financial liabilities. In November 2013, the IASB issued amendments to include the new general hedge accounting model. IFRS 9 (2013) does not yet have a mandatory effective date, but early adoption is allowed. At its February 2014 meeting, IASB tentatively decided that the mandatory effective date of IFRS 9 will be for annual period beginning on or after January 1, 2018. The Company continues to review the standard as it is updated and monitor its impact of the Company.

4. DISPOSALS AND ASSETS HELD FOR SALE
North America Disposition
In March 2014, Talisman completed the sale of its Montney acreage in northeast British Columbia for proceeds of $1.3 billion, resulting in a pre-tax gain of $565 million ($493 million after tax).  The assets held for sale and liabilities associated with assets held for sale included in the Consolidated Balance Sheet as at January 1, 2014 were $776 million and $160 million respectively.  The operating results from January 1, 2014 up to the date of closing were included in net income for the three month period ended March 31, 2014 and the gain was included in ‘Gain on disposals’ on the condensed Consolidated Statement of Income (Loss).

Sale of Colombian Pipeline Interest
In December 2013, Talisman sold its 12.152% equity interest in the Ocensa pipeline in Colombia for proceeds, net of disposition costs, of approximately $590 million, resulting in a pre-tax gain of $34 million. Talisman retained its crude oil transportation rights in the pipeline and retained its option to market any unused capacity to third parties.

Assets Held for Sale
In April 2014, Talisman sold non-core assets in western Canada for proceeds of $49 million, net of estimated closing adjustments.

The associated assets and liabilities of the property held for sale at March 31, 2014 have been classified separately on the Consolidated Balance Sheet and comprise the following:

March 31, 2014
Assets
Property, plant and equipment (note 9)	83
Goodwill (note 6)	4
Assets held for sale	87
Liabilities
Decommissioning liabilities (note 11)	40
Deferred tax liabilities	11
Liabilities associated with assets held for sale	51

Immediately prior to the reclassification to assets held for sale, the disposal group was tested for impairment and no write down was necessary. The assets were not considered to be a discontinued operation as they do not represent a major line of business or geographical area of the Company.

 5. INVESTMENTS
	March 31, 2014	December 31, 2013
Investments in Joint Ventures
Equity investment in Equion	943	920
Equity investment in TSEUK	(623)	(606)
Loan to TSEUK	984	812
	1,304	1,126
Available-for-sale investments
Transasia Pipeline Company Pvt. Ltd.	34	34
Other	42	44
	76	78
Total	1,380	1,204

Investments in Joint Ventures
Movement in investments in joint ventures during the period:

	Three months ended March 31, 2014	Year ended December 31, 2013
Balance, beginning of period	1,126	1,062
Loan to TSEUK	172	398
Share of net income and comprehensive income (loss)	6	(334)
Balance, end of period	1,304	1,126

Talisman has a 49% interest in the ownership and voting rights of Equion Energía Limited (Equion) whose principal place of operations is Colombia.  Talisman is one of two shareholders in this strategic corporate joint venture engaged in the exploration for, and development and production of crude oil and natural gas.  The corporate joint venture is governed by a heads of agreement amongst the shareholders, which requires that unanimous consent be obtained from the shareholders for all significant operating and financing decisions.

Talisman has a 51% interest in the ownership and voting rights of Talisman Sinopec Energy UK Limited (TSEUK) whose principal place of operations is the United Kingdom and is incorporated in England and Wales.  Talisman is one of two shareholders in this corporate joint venture engaging in the exploration for, and development and production of crude oil and natural gas.  The corporate joint venture is governed by a shareholders’ agreement, which requires that unanimous consent be obtained from the shareholders for all significant operating and financing decisions.

The following table summarizes the financial information of the joint ventures. The table also reconciles financial information to the carrying amount of the Company's interests in joint ventures, which are accounted for using the equity method.

Summarized Balance Sheets	March 31, 2014			December 31, 2013
	TSEUK1	Equion1	Total	TSEUK1	Equion1	Total
Cash and cash equivalents	-	85	85	42	69	111
Current assets	691	407	1,098	527	304	831
Loans receivable from shareholders	-	624	624	-	587	587
Non-current assets	3,738	1,262	5,000	3,515	1,321	4,836
Total assets	4,429	2,378	6,807	4,084	2,281	6,365
Bank indebtedness	9	-	9	-	-	-
Current liabilities	774	486	1,260	700	420	1,120
Loans payable to shareholders	1,929	-	1,929	1,592	-	1,592
Non-current liabilities	3,089	299	3,388	3,131	315	3,446
Total liabilities	5,801	785	6,586	5,423	735	6,158
Net assets (liabilities)	(1,372)	1,593	221	(1,339)	1,546	207

Talisman’s interest	51%	49%		51%	49%
Talisman’s share of net assets (liabilities)	(700)	781	81	(683)	758	75
Goodwill	77	162	239	77	162	239
	(623)	943	320	(606)	920	314
Loan to TSEUK	984	-	984	812	-	812
	361	943	1,304	206	920	1,126
1. Balances represent respective entity’s 100% share.

Summarized Statements of Income (Loss)	Three months ended March 31, 2014			Three months ended March 31, 2013
	TSEUK1	Equion1	Total	TSEUK1	Equion1	Total
Revenue	303	163	466	406	207	613

Operating	284	21	305	293	22	315
Transportation	3	10	13	6	8	14
General and administrative	7	-	7	4	-	4
Depreciation, depletion and amortization	80	64	144	97	53	150
Exploration expense	3	-	3	3	-	3
Finance costs	32	1	33	18	-	18
Impairment	-	-	-	349	-	349
Other	12	(11)	1	(24)	7	(17)
Income (loss) before tax	(118)	78	(40)	(340)	117	(223)
Current income tax expense (recovery)	(27)	38	11	(35)	54	19
Deferred income tax recovery	(58)	(7)	(65)	(203)	(18)	(221)
Net income (loss) and comprehensive income (loss)	(33)	47	14	(102)	81	21

Talisman’s interest	51%	49%		51%	49%
Talisman’s share of income (loss) after tax	(17)	23	6	(52)	40	(12)
Cash dividends received by Talisman	-	-	-	-	-	-

1.           Balances represent respective entity’s 100% share.

Summarized Statements of Cash Flows	Three months ended March 31, 2014			Three months ended March 31, 2013
	TSEUK1	Equion1	Total	TSEUK1	Equion1	Total
Operating activities
Net income (loss)	(33)	47	14	(102)	81	(21)
Add: Finance costs (cash and non-cash)	32	1	33	18	-	18
Items not involving cash	33	57	90	220	35	255
Changes in non-cash working capital	(148)	(36)	(184)	(10)	(21)	(31)
Cash provided by (used in) operating activities	(116)	69	(47)	126	95	221

Investing activities
Capital expenditures	(321)	(14)	(335)	(209)	(48)	(257)
Loans to shareholders	-	(37)	(37)	(120)	(101)	(221)
Other	90	(3)	87	4	(31)	(27)
Cash used in investing activities	(231)	(54)	(285)	(325)	(180)	(505)

Financing activities
Loans from shareholders, net of repayments	337	-	337	139	-	139
Finance costs (cash)	(13)	(1)	(14)	(6)	-	(6)
Other	(28)	-	(28)	-	-	-
Cash provided by financing activities	296	(1)	295	133	-	133
1.  Balances represent respective entity’s 100% share.

The summarized financial information presented is the amounts included in the financial statements of the joint venture entities adjusted for fair value adjustments made at the time of acquisition, as appropriate. The fair value adjustments related to the Company's jointly controlled equity interest in Equion principally relate to property, plant and equipment, provisions and the related indemnification asset and goodwill.

The shareholders of TSEUK have provided an unsecured loan facility totaling $2.4 billion to TSEUK, of which Talisman is committed to $1.2 billion, for the purpose of funding capital expenditures of TSEUK.  As at March 31, 2014, $1.9 billion has been drawn under this facility, of which Talisman’s share is $984 million (December 31, 2013 - $812 million).   Loans under this facility bear interest at the UK interest rate swap rate plus 2.5%, and are repayable quarterly in equal installments based upon a five year repayment period calculated from the date each loan is advanced.  All outstanding loans mature December 31, 2017, although the maturity date may be extended from time to time upon agreement between the shareholders and TSEUK.  Prior to the maturity date, TSEUK may repay, in full or in part, the balance outstanding on any loan under this facility.

The loan due to Equion of $306 million (December 31, 2013 - $288 million) is unsecured, due upon demand and bears interest at LIBOR plus 0.30%.

There have been no significant changes in expected future commitments of TSEUK and Equion, and the timing of those payments, since December 31, 2013.

TSEUK is required to provide demand letters of credit as security in relation to certain decommissioning obligations in the UK pursuant to contractual arrangements under Decommissioning Security Agreements (DSAs). Refer to “Liquidity Risk” in note 16.

Investments in Joint Operations
Talisman accounts for joint operations using proportionate consolidation.  Talisman’s interest in the Talisman Sasol Montney Partnership (TSMP) has been accounted for as a joint operation and continues to be proportionately consolidated as Talisman shares its interests in the partnership assets based on the Company’s 50% ownership interest and is jointly and severally liable for the obligations of the partnership. TSMP’s principal place of operations and country of incorporation is Canada. In 2013, Talisman reached an agreement to sell part of its Montney acreage in British Columbia, which included Talisman’s interest in TSMP. Talisman’s interest in TSMP was therefore classified as assets held for sale. Talisman completed the sale during the three month period ended March 31, 2014 (note 4).

Investments in Associate
Talisman had a 12.152% interest in Ocensa whose principal place of operations and country of incorporation is Colombia. On January 17, 2013, Ocensa’s shareholders approved a resolution to change the nature of Ocensa’s business from a cost recovery operating model to a profit oriented operating model, and certain elements of the governance structure within Ocensa.  Among these changes, the arrangement for appointing the Board of Directors was modified, which provided Talisman with the ability to appoint one director to Ocensa’s Board based upon its ownership interest in Ocensa.  Talisman was able to exercise significant influence over Ocensa from its ability to participate in the significant operating and financing decisions of Ocensa and as a result, Talisman accounted for its investment in Ocensa using the equity method commencing January 17, 2013 until December 19, 2013, when Talisman sold its 12.152% equity interest in Ocensa. In addition, Talisman obtained the option to sell, on a temporary or permanent basis, all or a part of its entitlement to shipping capacity on the Ocensa pipeline (the Transportation Rights). As a result of this change, Talisman attributed $108 million to the Transportation Rights given its ability to sell excess transportation capacity in the Colombian markets. After the sale of its interest in Ocensa, Talisman retained its crude oil transportation rights and its right to generate third party revenue from sales of excess capacity (note 7).

The following table summarizes the financial information of Ocensa. No summarized balance sheet of Ocensa is presented as there was no investment balance at the beginning or end of 2012 and 2013, or as at March 31, 20141.
	Three months ended March 31
Summarized Statements of Income	2014	2013
Revenue	-	260
Expenses (including income taxes)	-	174
Net income and comprehensive income	-	86
Talisman’s Interest	12.152%	12.152%
Talisman’s share of net income and comprehensive income	-	10

	Three months ended March 31
Summarized Statements of Cash Flows	2014	2013
Operating activities
Net income	-	86
Items not involving cash	-	52
Changes in non-cash working capital	-	165
Cash provided by operating activities	-	303

Cash used in investing activities	-	(4)

Cash used in financing activities	-	(55)

1.   Talisman recognized Ocensa as an associate effective January 17, 2013, when Talisman gained significant influence, until December 19, 2013 when the Company sold its 12.152% equity interest in Ocensa.

6. GOODWILL
Continuity of goodwill	Three months ended March 31, 2014	Year ended December 31, 2013
Balance, beginning of period	575	775
Reclassified to assets held for sale (note 4)	(4)	(14)
Disposals	(1)	(1)
Impairments	-	(185)
Balance, end of period	570	575

During 2013, the Company recorded a non-taxable impairment of $185 million relating to North Sea goodwill arising from diminution of the Company’s view of the value of its North Sea assets.

7. OTHER ASSETS
	March 31, 2014	December 31, 2013
Accrued pension asset	4	-
Decommissioning sinking fund	51	50
Transportation rights (net of $10 million accumulated depreciation) (note 5)	98	100
Other	22	10
Total	175	160

8. YME REMOVAL OBLIGATION
In March 2013, Talisman, acting on behalf of its partners in the Yme field in Norway, entered into an agreement with the platform contractor. This agreement terminated all existing Yme contracts and outstanding disputes between the Yme partners and the platform contractor, set out the provisions regarding the removal of the existing above-surface Yme structure, the delivery of the existing above-surface Yme structure to the platform contractor (which Talisman, acting on behalf of the Yme partners, will complete as the “Talisman Works”) and provided for a payment of $470 million from the platform contractor to the Yme partners to fund the cost of the Talisman Works.  The Yme partners agreed to deposit $409 million into an escrow account, which can only be withdrawn for purposes of settling costs and liabilities associated with the Talisman Works.

As at March 31, 2014, Talisman’s share of the liability associated with the Talisman Works in the amount of $236 million has been recorded as the Yme removal obligation of which $102 million has been classified as current, as it is expected to be settled within the next twelve months, while the remaining $134 million has been classified as long-term.  Talisman’s share of the cash held in the escrow account in the amount of $199 million has been recorded as restricted cash of which $102 million has been classified as current, while the remaining $97 million has been classified as long-term.  During the three month period ended March 31, 2014, $16 million in eligible expenditures, were incurred on the Talisman Works which reduced both the restricted cash and the Yme removal obligation by an equal amount.

9. OIL AND GAS ASSETS
The cost and accumulated DD&A of the Company’s PP&E (including corporate assets) and E&E assets are as follows:

	PP&E	E&E assets	Total

Cost
At December 31, 2012	21,550	5,577	27,127

Additions	1,943	522	2,465
Disposals and derecognition	(354)	(39)	(393)
Transfers from E&E assets to PP&E	481	(481)	-
Change in decommissioning liabilities	271	(5)	266
Expensed to dry hole	-	(89)	(89)
Transfers to assets held for sale	(852)	(92)	(944)

At December 31, 2013	23,039	5,393	28,432

Additions	454	101	555
Disposals and derecognition	(24)	-	(24)
Transfers from E&E assets to PP&E	34	(34)	-
Change in decommissioning liabilities	(6)	(4)	(10)
Expensed to dry hole	-	(16)	(16)
Transfers to assets held for sale (note 4)	(921)	-	(921)

At March 31, 2014	22,576	5,440	28,016

Accumulated DD&A
At December 31, 2012	11,088	2,258	13,346

Charge for the period	1,921	-	1,921
Disposals and derecognition	(269)	(36)	(305)
Impairment losses	755	17	772
Impairment reversals	-	(11)	(11)
Transfers to assets held for sale	(208)	-	(208)

At December 31, 2013	13,287	2,228	15,515

Charge for the period	477	2	479
Disposals and derecognition	(8)	-	(8)
Impairment losses (note 10)	-	130	130
Transfers from PP&E to E&E assets	(20)	20	-
Transfers to assets held for sale (note 4)	(838)	-	(838)
		.
At March 31, 2014	12,898	2,380	15,278

Net book value
At March 31, 2014	9,678	3,060	12,738
At December 31, 2013	9,752	3,165	12,917
At December 31, 2012	10,462	3,319	13,781

10. IMPAIRMENT

	Three months ended March 31
	2014	2013
Impairment losses
E&E assets	130	7
	130	7

During the three month period ended March 31, 2014, the Company recorded $130 million of impairment expense in Norway as a result of the Company’s decision to withdraw from an exploration license following technical evaluation, representing the full book value of the license.

During the three month period ended March 31, 2013, the Company incurred approximately $7 million of cost, representing the full book value, related to the Yme platform and impaired these costs.

11. DECOMMISSIONING LIABILITIES
Continuity of decommissioning liabilities	Three months ended March 31, 2014	Year ended December 31, 2013
Balance, beginning of period	1,769	1,557
Liabilities incurred during the period	2	73
Liabilities settled during the period	(18)	(77)
Accretion expense (note 12)	15	36
Revisions in estimated cash flows	(12)	405
Change in discount rate	-	(212)
Disposals	(4)	(4)
Reclassified to liabilities associated with assets held for sale (note 4)	(40)	(9)
Balance, end of period	1,712	1,769
Expected to be settled within one year	48	42
Expected to be settled in more than one year	1,664	1,727
	1,712	1,769

The provision has been discounted using a weighted average credit-adjusted risk free rate of 3.8% at March 31, 2014 (December 31, 2013 – 3.8%), which excludes the impact of inflation.

12. FINANCE COSTS
	Three months ended March 31
	2014	2013
Interest on long-term debt	68	67
Miscellaneous interest expense and other fees	8	9
Accretion expense (note 11)	15	8
Less: interest capitalized	-	(6)
	91	78

Interest capitalization ceased in the HST/HSD blocks in Vietnam upon first production in May 2013.

13. LONG-TERM DEBT
	March 31, 2014	December 31, 2013
Bank Credit Facilities	-	250
Commercial Paper	-	544
Tangguh Project Financing	48	81
Debentures and Notes (Unsecured)
US$ denominated	3,902	3,951
UK£ denominated (UK£ million)	415	413
Gross debt	4,365	5,239
Less: current portion	(5)	(882)
Long-term debt	4,360	4,357

During the three months ended March 31, 2014, Talisman repaid $250 million in bankers’ acceptance, $544 million in commercial paper, $50 million of 8.25% notes, and $33 million in Tangguh project financing.

Bank Credit Facilities and Commercial Paper

At March 31, 2014, Talisman had unsecured credit facilities totaling $2.9 billion, consisting of facilities of C$3 billion (Facility No. 1), maturing March 19, 2018 and $200 million (Facility No. 2), maturing October 21, 2018.

Borrowings under Facility No. 1 are available in the form of prime loans, C$ or US$ bankers’ acceptances, US$ base rate loans, LIBOR-based loans and letters of credit.  In addition, drawings to a total of C$1.0 billion are available in the form of letters of credit.  Borrowings under Facility No. 2 are available in the form of prime loans, C$ or US$ guaranteed notes, US$ base rate loans, LIBOR-based loans and letters of credit.

During the three month period ended March 31, 2014, the Company repaid the outstanding bankers’ acceptance and commercial paper programs in full. Available borrowing capacity was $2.9 billion at March 31, 2014.

On May 5, 2014, Talisman amended certain terms of Facility No.1, converting the denomination to US dollars, extending the facility to $3 billion, and extending the term to five years maturing on March 19, 2019.

Talisman is in compliance with all of its debt covenants.  The Company’s principal financial covenant under its primary bank credit facility is a debt-to-cash flow ratio of less than 3.5:1, calculated quarterly on a trailing 12-month basis as of the last day of each fiscal quarter.

14. OTHER LONG-TERM OBLIGATIONS
	March 31, 2014	December 31, 2013
Accrued pension and other post-employment benefits liability	120	114
Deferred credits	40	33
Long-term portion of discounted obligations under finance leases	42	44
Long-term portion of share-based payments liability (note 15)	18	10
Other	46	45
	266	246

The fair value of financial liabilities included above approximates the carrying amount.

15. SHARE CAPITAL AND SHARE-BASED PAYMENTS
Authorized
Talisman's authorized share capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of first and second preferred shares.

Common Shares Issued
Continuity of common shares	Three months ended March 31, 2014		Year ended December 31, 2013
	Shares	Amount	Shares	Amount
Balance, beginning of period	1,031,356,870	1,723	1,025,449,730	1,639
Issued on exercise of stock options	446,244	5	3,223,810	41
Shares purchased and held in trust for long-term PSU plan	-	-	(100,000)	(1)
Shares released from trust for long-term PSU plan	1,956,772	31	2,783,330	44
Balance, end of period	1,033,759,886	1,759	1,031,356,870	1,723

Subsequent to March 31, 2014, 39,980 stock options were exercised for shares and no common shares were purchased and held in trust for the long-term PSU plan.  There were 1,033,799,866 common shares outstanding at May 2, 2014.

During the three month period ended March 31, 2014, Talisman declared common share dividends of $0.0675 per share for an aggregate dividend of $70 million.

Preferred Shares Issued
Continuity of preferred shares	Three months ended March 31, 2014		Year ended December 31, 2013
	Shares	Amount	Shares	Amount
Cumulative Redeemable Rate Reset First Preferred Shares, 4.2% Series 1:
Balance, beginning and end of period	8,000,000	191	8,000,000	191

During the three month period ended March 31, 2014, Talisman declared preferred share dividends of C$0.2625 per share for an aggregate dividend of $2 million.

Share-Based Payments1
	Options	Restricted Share Units (RSU)	Deferred Share Units (DSU)	Long-term Performance Share Units (PSU)
Continuity of share-based payment plans	Number of shares underlying options	Number of units	Number of units	Number of units
Outstanding at December 31, 2013	43,285,254	7,005,696	1,932,380	12,496,313
Granted	-	25,221	96,662	-
Dividend equivalent	-	45,751	19,559	65,168
Exercised for common shares/settled	(446,244)	(124,358)	(69,574)	(1,956,772)
Surrendered for cash	(24,737)	-	-	-
Forfeited	(1,497,878)	(215,689)	-	(921,754)
Outstanding at March 31, 2014	41,316,395	6,736,621	1,979,027	9,682,955
Exercisable at March 31, 2014	33,146,203

Weighted average grant price during period	$nil			$nil

1.   Dollar amounts in share-based payments tables are provided in C$.

During the three month period ended March 31, 2014, the Company recorded a share-based payments recovery of $32 million (2013 - $22 million expense) in respect of the following plans: stock options - $37 million recovery, PSUs - $6 million expense, RSUs - $1 million expense, and DSU - $2 million recovery.   The share-based payments expense includes cash payments of $2 million (2013 - $2 million) to employees in settlement of fully accrued share-based payments liabilities for stock options and cash units exercised in the period. In general and administrative expense in the condensed Consolidated Statement of Income (Loss), the Company recognized a $2 million DSU recovery relating to the directors and executive deferrals.

Of the combined obligation for cash-settled stock option, cash unit, DSU and RSU plans of $114 million (December 31, 2013 – $152 million), $96 million (December 31, 2013 – $142 million) is included in accounts payable and accrued liabilities on the interim condensed Consolidated Balance Sheets and $18 million (December 31, 2013 – $10 million) is included in other long-term obligations.

Subsequent to March 31, 2014, no stock options were granted or surrendered for cash, 39,980 stock options were exercised for shares, and 758,823 were forfeited with 40,517,592 outstanding at May 2, 2014.  Subsequent to March 31, 2014, 1,271,227 PSUs were granted, 155,064 PSUs were forfeited, with 10,799,118 outstanding at May 2, 2014. Subsequent to March 31, 2014, 7,748,168 RSUs were granted, 2,135,422 were exercised and 173,359 were forfeited, and 163,564 were granted to TSEUK employees, including reinvested dividends, with 12,339,572 outstanding at May 2, 2014. There were 738,718 DSU’s granted subsequent to March 31, 2014, with 2,717,745 outstanding at May 2, 2014.

16. FINANCIAL INSTRUMENTS
Talisman’s financial assets and liabilities at March 31, 2014 consisted of cash and cash equivalents, accounts receivable, available-for-sale investments, bank indebtedness, accounts payable and accrued liabilities, loans from joint ventures, long-term debt (including the current portion) and risk management assets and liabilities arising from the use of derivative financial instruments.

Fair Value of Financial Assets and Liabilities
The fair values of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, and loans from joint ventures approximate their carrying values due to the short-term maturity of those instruments.

Borrowings under bank credit facilities are short-term in nature and are market rate-based, thus, carrying value approximates fair value.  The fair value of public debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield for instruments having the same term and risk characteristics.  The fair values of private notes are based on estimations provided by third parties.  The fair value of Talisman’s floating rate debt is determined by discounting future estimated coupon payments at the current market interest rate.  The fair value of Talisman’s long-term debt (including the current portion) at March 31, 2014 was $4.7 billion (December 31, 2013 - $5.5 billion), while the carrying value was $4.4 billion (December 31, 2013 - $5.2 billion). The Company uses level 2 inputs as described below to estimate the fair value of the outstanding long-term debt as at March 31, 2014.

The fair values of all other financial assets and liabilities approximate their carrying values.

Risk management assets and liabilities are recorded at their estimated fair values.  To estimate fair value, the Company uses quoted market prices when available, or models that utilize observable market data.  In addition to market information, the Company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk.  The Company’s non-performance risk is determined based on third party quotes for the Company’s debt instruments with maturity dates that are similar, or in close approximation, to the maturity dates of the corresponding financial instrument. The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable.

The three levels of the fair value hierarchy are as follows:

•
Level 1 – inputs represent quoted prices in active markets for identical assets or liabilities (for example, exchange-traded commodity derivatives).  Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis;

•
Level 2 – inputs other than quoted prices included within level 1 that are observable, either directly or indirectly, as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates and volatility factors, which can be observed or corroborated in the marketplace.  The Company obtains information from sources such as the New York Mercantile Exchange (NYMEX) and independent price publications; and

•
Level 3 – inputs that are less observable, unavailable or where the observable data does not support the majority of the instrument’s fair value, such as the Company’s internally developed assumptions about market participant assumptions used in pricing an asset or liability, for example, an estimate of future cash flows used in the Company’s internally developed present value of future cash flows model that underlies the fair value measurement.

In forming estimates, the Company utilizes the most observable inputs available for valuation purposes.  If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.  The valuation of over-the-counter financial swaps and collars is based on similar transactions observable in active markets or industry standard models that rely primarily on market observable inputs.  Substantially all of the assumptions for industry standard models are observable in active markets throughout the full term of the instrument. These are categorized as level 2.

Fair values for cross-currency and interest rate derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract.  Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices.  Fair values for commodity price derivatives are based on discounted cash flow analysis using current market rates and prices and option pricing models using forward pricing curves and implied volatility, as appropriate, which are compared to quotes received from financial institutions for reasonability.

The following table presents the Company’s risk management assets and liabilities measured at fair value for each hierarchy level at March 31, 2014:

	Fair value measurements using
	Level 1 inputs	Level 2 inputs	Level 3 inputs	Total fair value
Assets
Interest rate swaps	-	20	-	20
Commodity contracts	-	16	-	16
Liabilities
Commodity contracts	-	140	-	140

Risk Management Assets, Liabilities, Gains and Losses
Derivative instrument	Balance sheet presentation	March 31, 2014	December 31, 2013
Interest rate swaps	Current assets	13	13
Interest rate swaps	Non-current assets	7	6
Commodity contracts	Current assets	-	4
Commodity contracts	Non-current assets	16	14
Risk management assets		36	37

Commodity contracts	Current liabilities	120	101
Commodity contracts	Non-current liabilities	20	37
Risk management liabilities		140	138

During the three month period ended March 31, 2014, the Company recorded a loss on held-for-trading financial instruments of $60 million (2013 - $80 million).

Currency Risk
Talisman operates internationally and is therefore exposed to foreign exchange risk.  Talisman’s primary exposure is from fluctuations in the US$ relative to the C$, UK£, and NOK.

Talisman manages its foreign exchange exposure in a number of ways.  By denominating most of its borrowings in US$, the Company is able to reduce some of its economic exposure to currency fluctuations.  Talisman also manages its translation exposure by generally matching internal borrowings with its subsidiaries’ functional currencies.  The Company purchases foreign currencies, mostly at spot value, to meet its current foreign currency obligations as they come due.

In respect of financial instruments existing at March 31, 2014, a 1% strengthening of the US$ against the other currencies noted above, with all other variables assumed constant, would have resulted in an increase of $7 million in net income and a $7 million impact on other comprehensive loss during the three month period ended March 31, 2014.  A similar weakening of the US$ would have had the opposite impact.

Interest Rate Risk
Talisman is exposed to interest rate risk principally by virtue of its borrowings including loans from joint ventures.  Borrowing at floating rates exposes Talisman to short-term movements in interest rates.  Borrowing at fixed rates exposes Talisman to reset risk (i.e. at debt maturity).  Risk management activities aim to manage the mix of fixed-to-floating debt to best manage the trade-off between longer term interest rate reset risk and shorter term volatility in interest rates.

In order to mitigate its exposure to interest rate changes, Talisman enters into interest rate swaps from time to time to manage the ratio of fixed rate debt to floating rate debt.  At March 31, 2014, the Company had fixed-to-floating interest rate swap contracts with a total notional amount of $300 million that expire on May 15, 2015.  During the three month period ended March 31, 2014, the fair value of the fixed-to-floating interest rate swaps had no change.

In respect of financial instruments existing at March 31, 2014, a 1% increase in interest rates would have resulted in a $2 million decrease in net income and a $2 million impact on other comprehensive loss during the three month period ended March 31, 2014.

Credit Risk
A significant proportion of Talisman’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks.  At March 31, 2014, approximately 94% of the Company's trade accounts receivable was current and the largest single counterparty exposure, accounting for 14% of the total, was with a highly rated counterparty.  Concentration of counterparty credit risk is mitigated by having a broad domestic and international customer base of highly rated counterparties.

Liquidity Risk
Talisman is exposed to liquidity risk, which is the risk that the Company may be unable to generate or obtain sufficient cash to meet its commitments as they come due.  Talisman mitigates this risk through its management of cash, debt, committed credit capacity and its capital program.

Talisman manages its liquidity requirements by use of both short-term and long-term cash forecasts, and by maintaining appropriate undrawn capacity under committed bank credit facilities. At March 31, 2014, Talisman had unsecured credit facilities totaling $2.9 billion, consisting of facilities of C$3 billion (Facility No. 1), maturing March 19, 2018 and $200 million (Facility No. 2) maturing October 21, 2018.  During the three month period ended March 31, 2014, the Company repaid the outstanding bankers’ acceptance and commercial paper programs in full. Available borrowing capacity was $2.9 billion at March 31, 2014.

In addition, the Company utilizes letters of credit pursuant to letter of credit facilities, most of which are uncommitted.  At March 31, 2014, demand letters of credit guaranteed by the Company totaling $1.4 billion were issued, of which $1.3 billion were issued from uncommitted facilities.  Of that total, $1.0 billion is provided as security for the costs of decommissioning obligations in the UK, as described below. The remaining outstanding letters of credit relate primarily to a retirement compensation arrangement, guarantees of minimum work commitments and decommissioning obligations in other areas.

TSEUK is required to provide letters of credit as security in relation to certain decommissioning obligations in the United Kingdom pursuant to contractual arrangements under Decommissioning Security Agreements (DSAs). At the commencement of the joint venture, Addax assumed 49% of the decommissioning obligations of TSEUK supported by an unconditional and irrevocable guarantee from Addax’s parent company, Sinopec, to the Company.

During the month of January 2014, all remaining letters of credit issued under legacy facilities were replaced by letters of credit totaling $1.0 billion from the shared facilities of which Talisman’s share is 51%. As a result of this change, as at March 31, 2014, TSEUK has $2.5 billion of demand shared facilities in place under which letters of credit of $2.0 billion have been issued. The Company guarantees 51% of all letters of credit issued under these shared facilities.

The Company has also granted guarantees to various beneficiaries in respect of decommissioning obligations of TSEUK.

On May 5, 2014, Talisman amended certain terms of Facility No.1, converting the denomination to US dollars, extending the facility to $3 billion, and extending the term to five years maturing on March 19, 2019.

Except for commodity price derivative contracts that mature as noted below, long-term debt that matures as outlined in note 13 and other long-term obligations detailed in note 14, all of the Company’s financial liabilities are due within one year.

Commodity Price Risk
Talisman is exposed to commodity price risk since its revenues are dependent on the price of crude oil, natural gas and NGLs.  Talisman enters into derivative instruments from time to time to mitigate commodity price risk volatility under guidelines approved by the Board of Directors.  The Company may hedge a portion of its future production to protect cash flows to allow it to meet its strategic objectives.

The Company had the following commodity price derivative contracts outstanding at March 31, 2014, none of which are designated as hedges:
Two-way collars (Oil)	Term	bbls/d	Floor/ceiling $/bbl	Fair value asset (liability)
Dated Brent oil index	2014 Apr - Jun	5,000	90.00/119.70	-
Dated Brent oil index	2014 Apr - Dec	10,000	95.00/110.07	(3)
Dated Brent oil index	2014 Apr - Dec	10,000	90.00/105.22	(11)
NYMEX WTI oil index	2014 Apr - Dec	5,000	80.00/95.00	(7)
Dated Brent oil index	2015 Jan - Dec	5,000	90.00/100.01	(9)
NYMEX WTI oil index	2015 Jan - Dec	5,000	80.00/95.02	(2)
Dated Brent oil index	2015 Jan - Dec	20,000	90.00/106.16	(15)
				(47)

Fixed priced swaps (Oil)	Term	bbls/d	$/bbl	Fair value asset (liability)
Dated Brent oil index	2014 Apr - Jun	10,000	103.06	(4)
NYMEX WTI oil index	2014 Apr - Dec	2,500	91.91	(4)
Dated Brent oil index	2014 Apr - Dec	10,000	104.02	(6)
NYMEX WTI oil index	2014 Apr - Dec	10,000	94.28	(10)
Dated Brent oil index	2014 Jul - Dec	10,000	103.31	(4)
Dated Brent oil index	2015 Jan - Dec	10,000	100.46	(5)
Dated Brent oil index	2015 Jan - Dec	1,000	104.00	1
Dated Brent oil index	2015 Jan - Dec	9,000	100.59	(4)
				(36)

Two-way collars (Gas)	Term	mcf/d	Floor/ceiling $/mcf	Fair value asset (liability)
NYMEX HH LD	2014 Apr - Dec	94,936	4.21/4.71	(5)
NYMEX HH LD	2014 Apr - Dec	47,468	4.21/4.64	(3)
NYMEX HH LD	2014 Apr - Dec	47,468	4.21/4.99	(1)
NYMEX HH LD	2015 Jan - Dec	47,468	4.23/4.87	1
NYMEX HH LD	2015 Jan - Dec	94,936	4.21/5.06	3
				(5)

Fixed priced swaps (Gas)	Term	mcf/d	$/mcf	Fair value asset (liability)
NYMEX HH LD	2014 Apr - Oct	47,468	4.17	(5)
NYMEX HH LD	2014 Apr - Dec	47,468	4.24	(6)
NYMEX HH LD	2014 Apr - Dec	47,468	4.25	(6)
NYMEX HH LD	2014 Apr - Dec	47,468	4.34	(5)
NYMEX HH LD	2014 Apr - Dec	47,468	4.42	(4)
NYMEX HH LD	2014 Apr - Dec	47,468	4.44	(3)
NYMEX HH LD	2014 Apr - Dec	47,468	4.29	(5)
NYMEX HH LD	2014 Apr - Dec	47,468	4.43	(4)
NYMEX HH LD	2015 Jan - Dec	47,468	4.54	2
NYMEX HH LD	2015 Jan - Dec	47,468	4.39	-
NYMEX HH LD	2015 Jan - Dec	47,468	4.48	1
NYMEX HH LD	2015 Jan - Dec	47,468	4.39	(1)
				(36)

Fixed priced swaps (Power)	Term	MWh	$CAD/MWh	Fair value asset (liability)
Alberta Power	2014 Apr - Dec	7	74.66	-
Alberta Power	2015 Jan - Dec	5	73.72	-
Alberta Power	2016 Jan - Dec	2	73.83	-
Alberta Power	2017 Jan - Dec	1	74.75	-
Alberta Power	2018 Jan - Dec	1	74.75	-
				-

Subsequent to March 31, 2014, the Company entered into a Dated Brent swap for 2016 of 10,000 bbls/d for $98.01/bbl, a NYMEX HH swap for 2015 of 47,468 mcf/d for $4.53/mcf, a NYMEX HH collar for 2016 of 47,468 mcf/d for $4.21/$4.75/mcf, and a NYMEX HH swap for 2016 of 47,468 mcf/d for $4.48/mcf.

In respect of outstanding financial instruments and assuming forward commodity prices in existence at March 31, 2014, an increase of $1/bbl in the price of oil and an increase of $0.10/mcf in the price of gas would have reduced the net fair value of commodity derivatives, thereby resulting in a decrease in net income of $41 million for the three month period ended March 31, 2014.  A similar decrease in commodity prices would result in an increase in net income of approximately $43 million for the three month period ended March 31, 2014.

17. CONTINGENCIES AND COMMITMENTS
Provisions and Contingencies
From time to time, Talisman is the subject of litigation arising out of the Company’s operations.  Damages claimed under such litigation may be material or may be indeterminate and the outcome of such litigation may materially impact the Company’s financial condition or results of operations.  While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation.  These claims are not currently expected to have a material impact on the Company’s financial position.

The New York Attorney General has commenced an investigation, pursuant to the Martin Act, into the disclosure practices of companies engaged in hydraulic fracturing in the New York state area.  The Martin Act provides broad authority to commence and conduct investigations, whether upon receipt of a complaint, or on the Attorney General’s own initiative.  Subpoenas have been issued to a number of companies, including Talisman.  The Company has been cooperating with the New York Attorney General in the investigation.  No enforcement action has been taken against Talisman, nor has the Company been advised that any enforcement action is imminent.

Commitments
There have been no additional significant changes in the Company’s expected future commitments, and the timing of those payments, since December 31, 2013.

18. OTHER INCOME

	Three months ended March 31
	2014	2013
Pipeline and customer treating tariffs	17	9
Investment income	8	8
Interest on loan to TSEUK (note 5)	8	4
Marketing income	15	6
	48	27

19. OTHER EXPENSES, NET
	Three months ended March 31
	2014	2013
Foreign exchange gain	(6)	(32)
Restructuring	3	17
Other miscellaneous	11	21
	8	6

20. INCOME TAXES
Current Income Tax Expense
	Three months ended March 31
	2014	2013
North America	(1)	1
Southeast Asia	116	141
North Sea	-	(18)
Other	16	23
Total	131	147

Deferred Income Tax (Recovery) Expense
	Three months ended March 31
	2014	2013
North America	52	(59)
Southeast Asia	(9)	(6)
North Sea	(84)	87
Other	10	(5)
Total	(31)	17

21. SUPPLEMENTAL CASH FLOW
Items Not Involving Cash
	Three months ended March 31
	2014	2013
Depreciation, depletion and amortization	469	421
Impairment	130	7
Dry hole	16	-
Share-based payments (recovery) expense	(31)	20
Gains on disposals	(559)	-
Unrealized loss on held-for-trading financial instruments	3	48
Deferred income tax (recovery)	(31)	17
Foreign exchange	(5)	-
(Income) loss from joint ventures and associates, after tax	(6)	2
Other	7	(28)
	(7)	487

Other Cash Flow Information
	Three months ended March 31
	2014	2013
Cash interest paid	53	56
Cash interest received	23	5
Cash income taxes paid	181	205

22. CASH AND CASH EQUIVALENTS
Of the cash and cash equivalents balance of $532 million (December 31, 2013 - $364 million), $293 million (December 31, 2013 - $364 million) has been invested in bank deposits and the remainder in highly rated marketable securities with original maturities of less than three months.

23. INTERESTS IN SUBSIDIARIES
The interim condensed Consolidated Financial Statements include the financial statements of Talisman Energy Inc. and its directly or indirectly owned subsidiaries.  Transactions between subsidiaries are eliminated on consolidation.  The following table lists the material operating subsidiaries owned directly or indirectly by Talisman as at March 31, 2014:

Name of Subsidiary	Jurisdiction of Incorporation	Percentage of Voting Securities Owned
Talisman Energy Canada ¹	Alberta	100%
Talisman Energy USA Inc.	Delaware	100%
Talisman Alberta Shale Partnership	Alberta	100%
Talisman Energy Norge AS	Norway	100%
Talisman (Corridor) Ltd.	Barbados	100%
Talisman (Vietnam 15-2/01) Ltd.	Alberta	100%
Talisman Malaysia Limited	Barbados	100%
Talisman Malaysia (PM3) Limited	Barbados	100%
Talisman (Algeria) BV	The Netherlands	100%

1.	Talisman Energy Canada is an Alberta general partnership which currently carries on substantially all of Talisman’s conventional Canadian oil and gas operations.

24. SEGMENTED INFORMATION
Talisman's activities are conducted in four geographic segments: North America, the North Sea, Southeast Asia and Other.  The North America segment includes operations and exploration in Canada and the US.  The Southeast Asia segment includes operations and exploration activities in Indonesia, Malaysia, Vietnam and Papua New Guinea and in Australia/Timor-Leste. The North Sea segment includes operations and exploration activities in the UK and Norway. The Company also has non-operated production in Algeria, operations and exploration activities in Colombia, and exploration activities in Sierra Leone and the Kurdistan Region of Iraq.  In 2013, the Company exited Poland and received government approval to transfer its interests in Sierra Leone.  Furthermore, the Company is in the process of exiting Peru. For ease of reference, all of the activities in Algeria, Colombia, Peru, Poland, Sierra Leone and the Kurdistan Region of Iraq are referred to collectively as the Other geographic segment.  All activities relate to the exploration, development, production and transportation of oil, liquids and natural gas.

	North America (1)		Southeast Asia (2)		North Sea (3)		Other (4)		Total
	Three months ended March 31,		Three months ended March 31,		Three months ended March 31,		Three months ended March 31,		Three months ended March 31,

(millions of US$)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Revenue
Sales	532	369	541	488	164	172	50	69	1,287	1,098
Other income	20	16	1	-	9	4	18	7	48	27
Income (loss) from joint ventures and associates, after tax	-	-	-	-	(17)	(52)	23	50	6	(2)
Total revenue and other income	552	385	542	488	156	124	91	126	1,341	1,123
Segmented expenses
Operating	134	147	122	103	98	71	7	8	361	329
Transportation	21	27	15	14	7	8	6	2	49	51
DD&A	266	281	116	83	77	46	10	11	469	421
Impairment	-	-	-	-	130	7	-	-	130	7
Dry hole	-	-	17	3	(1)	-	-	(3)	16	-
Exploration	6	8	17	20	13	13	16	34	52	75
Other	9	28	1	6	(1)	4	5	-	14	38
Total segmented expenses	436	491	288	229	323	149	44	52	1,091	921
Segmented income (loss) before taxes	116	(106)	254	259	(167)	(25)	47	74	250	202
Non-segmented expenses
General and administrative									105	103
Finance costs									91	78
Share-based payments expense (recovery)									(32)	22
Currency translation									(6)	(32)
Loss on held-for-trading financial instruments									60	80
Gain on disposals									(559)	-
Total non-segmented expenses									(341)	251
Income (loss) before taxes									591	(49)
Capital expenditures (5)
Exploration	14	19	29	3	7	34	49	20	99	76
Development	314	290	78	103	45	103	5	4	442	500
Exploration and development	328	309	107	106	52	137	54	24	541	576
Proceeds on dispositions									(1,340)	-
Other non-segmented									4	(9)
Net capital expenditures									(795)	567
Property, plant and equipment	6,635	6,636	2,285	2,318	506	537	252	261	9,678	9,752
Exploration and evaluation assets	1,551	1,579	715	717	167	289	627	580	3,060	3,165
Goodwill	113	118	170	170	287	287	-	-	570	575
Investments in joint ventures and associates	-	-	-	-	361	206	943	920	1,304	1,126
Other	989	677	750	740	1,916	1,911	373	402	4,028	3,730
Assets held for sale	87	776	-	-	-	-	-	-	87	776
Segmented assets	9,375	9,786	3,920	3,945	3,237	3,230	2,195	2,163	18,727	19,124
Non-segmented assets									39	37
Total assets (5)									18,766	19,161
Decommissioning liabilities (5)	402	450	273	280	1,009	1,009	28	30	1,712	1,769

1. North America	2014	2013	3. North Sea		2014	2013	4. Other		2014	2013
Canada	261	195	Norway		173	176	Algeria		35	69
US	291	190	Loss from TSEUK		(17)	(52)	Colombia6		56	57
Total revenue and other income	552	385	Total revenue and other income		156	124	Total revenue and other income		91	126
Canada	2,443	2,544	UK		-	-	Algeria		252	260
US	4,192	4,092	Norway		506	537	Colombia		-	1
Property, plant and equipment5	6,635	6,636	Property, plant and equipment5		506	537	Property, plant and equipment5		252	261
Canada	906	905	UK		-	-	Colombia		230	203
US	645	674	Norway		167	289	Kurdistan		397	377
Exploration and evaluation assets5	1,551	1,579	Exploration and evaluation assets5		167	289	Exploration and evaluation assets5		627	580

2. Southeast Asia	2014	2013	5. Current period represents balances at March 31,
Indonesia	263	319	Prior year represents balances at December 31.
Malaysia	154	103
Vietnam	102	22	6. Balances include after-tax equity income from Equion.
Australia	23	44
Total revenue and other income	542	488
Indonesia	1,008	1,023
Malaysia	728	707
Vietnam	420	460
Papua New Guinea	37	40
Australia	92	88
Property, plant and equipment5	2,285	2,318
Indonesia	18	19
Malaysia	73	83
Vietnam	149	145
Papua New Guinea	465	468
Australia	10	2
Exploration and evaluation assets5	715	717